UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 13)
Under the Securities Exchange Act of 1934

RADVISION LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share
(Title of Class of Securities)

M8186910 5
(CUSIP Number)

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
                                  (212) 732-3200
(Name, Address and Telephone Number of Person Authorized
                             to Receive Notices and Communications)

                              August 19, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8186910 5
1		NAME OF REPORTING PERSON: Zohar Zisapel I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,921,104 Ordinary Shares*
	8	SHARED VOTING POWER: 187,213 Ordinary Shares**
	9	SOLE DISPOSITIVE POWER: 4,921,104 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER: 187,213 Ordinary Shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,108,317 Ordinary Shares*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.61%***
14		TYPE OF REPORTING PERSON: IN
_________________
*	Includes 65,000 Ordinary Shares issuable upon the exercise of options granted to the Reporting Person exercisable as of August 21, 2011 and within 60 days thereafter (the “Options”).

**
The 187,213 Ordinary Shares are held of record by RAD Data Communications Ltd., an Israeli company. The Reporting Person is a principal shareholder and Chairman of the board of directors of RAD Data Communications Ltd.  The Reporting Person and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

***	Based on 18,437,455 Ordinary Shares that the Issuer advised were issued and outstanding (which includes the Options and excludes 4,078,768 Ordinary Shares held as treasury stock) on August 21, 2011.

Item 1.                 Security and Issuer

This Amendment No. 13 is filed by Zohar Zisapel (the “Reporting Person”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 3, 4 and 5 of the initial Statement on Schedule 13D filed by the Reporting Person on August 26, 2008, as amended by Amendment No. 1 filed on September 9, 2008, Amendment No. 2 filed on November 18, 2008, Amendment No. 3 filed on November 24, 2008, Amendment No. 4 filed on December 17, 2008, Amendment No. 5 filed on February 24, 2009, the unnumbered amendments included in the Schedule TO originally filed by Mr. Zisapel on April 30, 2009 and each of the five amendments thereto and Amendment No. 12 filed on September 28, 2010 (the initial Schedule 13D, together with the Amendments, the “Statement”).

The Statement relates to the ordinary shares, par value NIS 0.10 per share (the “Ordinary Shares”), of RADVISION Ltd., an Israeli company (the “Issuer”), whose principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Item 3.                 Source and Amount of Funds or Other Consideration

ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

During the past 60 days, the Reporting Person purchased an aggregate of 200,916 Ordinary Shares of the Issuer in a series of open market transactions.  The aggregate purchase price for such 200,916 Ordinary Shares was approximately $1,192,593, all of which amount was paid by the Reporting Person from his personal funds.

Item 4.                 Purpose of Transaction

ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

The 200,916 Ordinary Shares purchased by the Reporting Person during the past 60 days were purchased for investment purposes.  The Reporting Person currently does not have any plan or proposal, which relates to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

The Reporting Person intends to review his investment in the Issuer and may, based on such review as well as other factors (including, among other things, his evaluation of the Issuer’s business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer securities, other opportunities available to the Reporting Person and general market and economic conditions), acquire additional securities of the Issuer, on the open market or in privately negotiated transactions.  The Reporting Person reserves the right at any time to change his present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of the Issuer purchased by him.

Item 5.                 Interest in Securities of the Issuer

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a)           The Reporting Person is the beneficial owner of 5,108,317 Ordinary Shares of the Issuer, which constitute approximately 27.61% of the 18,437,455 Ordinary Shares of the Issuer that the Issuer advised were issued and outstanding (which include the Options and exclude 4,078,768 Ordinary Shares held as treasury stock) on August 22, 2011.  Of such shares, (i) 3,424,151 Ordinary Shares were held of record by the Reporting Person; (ii) 65,000 Ordinary Shares were issuable upon the exercise of options granted to the Reporting Person exercisable as of such date or within 60 days thereafter; (iii) 1,121,097 Ordinary Shares were owned of record by Lomsha Ltd., an Israeli company controlled by the Reporting Person; (iv) 310,856 Ordinary Shares were owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by the Reporting Person; and (v) 187,213 Ordinary Shares were owned of record by RAD Data Communications Ltd., an Israeli company.  The Reporting Person is a principal shareholder and Chairman of the board of directors of RAD Data Communications Ltd.  The Reporting Person and his brother Mr. Yehuda Zisapel have shared voting and dispositive power with respect to the Ordinary Shares held by RAD Data Communications Ltd.

(b)           The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 3,424,151 Ordinary Shares of the Issuer owned directly by him.

The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 65,000 Ordinary Shares of the Issuer underlying the options held directly by him that are exercisable as of August 21, 2011 or within 60 days thereafter.

The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,121,097 Ordinary Shares of the Issuer owned of record by Lomsha Ltd.

The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 310,856 Ordinary Shares of the Issuer owned of record by Michael and Klil Holdings (93) Ltd.

The Reporting Person and his brother Mr. Yehuda Zisapel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 187,213 Ordinary Shares of the Issuer owned of record by RAD Data Communications Ltd.

(c)           The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by the Reporting Person during the past 60 days.  All such transactions were open market purchases effected on the NASDAQ Global Select Market.

Date of Purchase	Number of Ordinary Shares Purchased	Price Per Share ($)
08/15/11	51,583	5.89
08/16/11	19,889	5.98
08/17/11	20,032	6.00
08/18/11	53.882	5.88
08/19/11	55,530	5.99

Except for such transactions, the Reporting Person has not effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)           No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(c).

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2011

/s/Zohar Zisapel
Zohar Zisapel